Exhibit 100.3
NICE Actimize Receives Highest Score in Current Offering and
Strategy for Enterprise Fraud Management by
Independent Research Firm

 NICE Actimize received highest scores possible in such criteria as data integration, users and roles, and transaction types

Hoboken, N.J., August 30, 2018 – NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that it has been recognized as a leader in Enterprise Fraud Management (EFM) by Forrester Research, a leading global research and advisory firm. The analyst group included NICE Actimize among the most significant vendors in the market, in its recent report titled, “The Forrester Wave™: Enterprise Fraud Management, Q3 2018.”

NICE Actimize scored highest in both “Current Offering” and “Strategy” categories. NICE Actimize’s current enterprise fraud solutions offering received Forrester’s highest score possible in the criteria data integration, users and roles, risk scoring and alerting, analyst interaction, channels, transaction types, reporting, scalability, static and contextual documentation, and on-premises solution maturity. NICE Actimize also received Forrester’s highest score possible for criteria within the strategy category, including risk score rules and rule editing plans, alert management plans, mobile fraud management plans, services and partners, sales staffing and support staffing.

In NICE Actimize’s vendor profile, the Forrester Enterprise Fraud Report cited, “The solution sports great data integration tools and offers some built-in models for fraud risk scoring. It has an explicit customer segmentation, and extensive out of the box model support for various channels (e.g., online, mobile app, etc.) and transaction types (e.g., ACH, Wire, online bill pay, etc.).” The report also said, “The solution enables machine learning customizations through its analytics authoring environment or through a managed analytics service that provides fraud detection, efficiency lift curves and other performance intelligence.”

“NICE Actimize continues to make substantial investments in its enterprise fraud solutions, which prepare financial services organizations to handle massive banking transformation and the wave of innovation,” said Joe Friscia, President, NICE Actimize. “Our competitive advantages include the continued expansion of our fraud analytics platform; the build out of our cloud-based fraud management offerings; and comprehensive ’modern payment’ coverage to protect our customers through the payments revolution. We are honored that Forrester has recognized us as a leader in this year’s Enterprise Fraud Wave report.”

To download a complimentary copy of the Forrester Wave™ report for Enterprise Fraud Management, Q3, 2018, please visit this page.

Additional assets:
•	For NICE Actimize’s Enterprise Fraud Prevention & Detection Solutions, click here.
•	For NICE Actimize ActOne Investigation Management, click here.

The Forrester Wave™ is copyrighted by Forrester Research, Inc. Forrester and Forrester Wave™ are trademarks of Forrester Research, Inc. The Forrester Wave™ is a graphical representation of Forrester's call on a market and is plotted using a detailed spreadsheet with exposed scores, weightings, and comments. Forrester does not endorse any vendor, product, or service depicted in the Forrester Wave™. Information is based on best available resources. Opinions reflect judgment at the time and are subject to change.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.